Exhibit 23.2

Consent of Registered Independent Public Accounting Firm

We consent to the incorporation by reference in this registration statement of iVOW, Inc. on Form S-3 of our report dated February 16, 2005 on our audit of the consolidated financial statements of iVOW, Inc. as of December 31, 2004, and for the year then ended, which report is included in the annual report on Form 10-K for the year ended December 31, 2004 of iVOW, Inc. and includes an explanatory paragraph relating to its ability to continue as a going concern.  We also consent to the reference to our Firm under the caption “Experts” in the prospectus of the registration statement.

/s/ J. H. COHN LLP

San Diego, California
September 6, 2005